Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Update on Timings and Corporate Actions

New York/London, 30 July 2020 - Tiziana Life Sciences plc (“Tiziana”, AIM: TILS, NASDAQ: TLSA) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, gives the following updates on corporate actions:

ADR Ratio Change

JPMorgan has been closed for issuances and cancellations of the Company’s American Depositary Shares (“ADS”) since close of business 27 July 2020 and will reopen on 4 August 2020. The short closure (which was announced on 15 July 2020) is for administrative purposes, to allow JPMorgan to effect a ratio change to the Company’s sponsored Level I American Depositary Receipt (“ADR”) programme.

The former ratio of five (5) ordinary shares to one (1) ADS has been changed to two (2) ordinary shares per one (1) ADS and is effective on 31 July 2020. Therefore, ADR holders will receive 1.5 additional ADRs for every one (1) ADR held.

There will be no change to the underlying ordinary shares.

Proposed StemPrintER Demerger

The Company continues to advance plans for the potential demerger of StemPrintER to a new company which will be called “AccuStem”. The Company is currently seeking tax clearances for the proposed transaction and will then put the proposals to shareholders for approval. The record date for entitlement to participate in any distribution will be a date after the date on which the posting of the circular is announced (and not before). A further announcement will be made in due course.

AIM Cancellation

The Company decision on cancellation of the trading of its shares on AIM has been postponed due to the continuing impact of COVID-19. No final decision on this matter will now be taken until at least Q4 2020.

Other Developments

The Company continues to pursue all of its clinical candidates in line with previous announcements. There are no new developments to report at the current time, either in relation to the COVID-19 focused projects, or the other ongoing studies.

As announced this morning, Dr Kunwar Shailubhai will be giving an overview of Tiziana’s development pipeline and upcoming milestones during an investor webinar, hosted by RedChip Companies, today at 4:00 p.m. U.S. Eastern. A live Q&A session with Shailubhai will follow the presentation. To register for the free webinar, please visit: https://www.redchip.com/corporate/webinar_register/68.

No new information will be given at this webinar (which is pre-recorded, save for the Q&A session) and which is intended merely to give attendees a summary overview of the Company’s activities (condensing the more extensive information available on the Company’s website).

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet	+44 (0)20 3981 4173

United States:

Investors
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
dave@redchip.com